Wilson Sonsini Goodrich & Rosati Professional Corporation 1700 K Street NW Fifth Floor Washington, D.C. 20006-3817 O: 202.973.8800 F: 866.974.7329

September 12, 2023

via electronic filing

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:       Laura Veator, Senior Staff Accountant

  Stephen Krikorian, Accounting Branch Chief

Re:	Check Point Software Technologies Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed April 27, 2023

File No. 000-28584

Dear Ms. Veator and Mr. Krikorian:

On behalf of our client, Check Point Software Technologies Ltd. (“Check Point” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter dated September 7, 2023, relating to the above-referenced Form 20-F for the Company’s fiscal year ended December 31, 2022 filed April 27, 2023.

We have set out the comment from the Staff below in italicized, bold type and have followed the comment with the Company’s response.

In future 20-F filings, please include a discussion addressing the risk that the Company may be deemed an investment company, your reliance on Rule 3a-8, and the consequences if you do not comply with the rule’s conditions.

The Company respectfully advises the Staff that it will include the requested information in its future Form 20-F filings.

*****

AUSTIN    BEIJING    BOSTON    BOULDER    BRUSSELS     HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SALT LAKE CITY    SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Check Point

September 12, 2023

Please direct any questions regarding the Company’s responses to me at (650) 565-3574 or at rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan Pavri
Rezwan Pavri

cc:	Roei Golan, Chief Financial Officer, Check Point Software Technologies Ltd.

Shira Yashar, General Counsel, Check Point Software Technologies Ltd.

Amy Caiazza, Wilson Sonsini Goodrich & Rosati, P.C.